Exhibit 99.2

Restricted Stock Unit Award Agreement

(Performance-Based Vesting)

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (the “Agreement”), is entered into and made effective as of March 16, 2020 (the “Grant Date”), between Ribbon Communications Inc., a Delaware corporation (the “Company”), and Bruce McClelland (the “Participant”).

RECITALS

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to, as an inducement material to the decision by the Participant to accept employment with the Company, grant to the Participant the Restricted Stock Units (as defined below) described herein pursuant to the terms set forth below; and

WHEREAS, the award of the Restricted Stock Units pursuant to this Agreement (this “Award”) is being made and granted as a stand-alone award and not granted under the Ribbon 2019 Incentive Award Plan (the “Plan”).

NOW THEREFORE, in consideration of the Participant’s agreement to accept employment with the Company and the mutual covenants hereinafter set forth, the parties agree as follows:

1.           Award of Restricted Stock Units.

(a)         Subject to the terms and conditions of this Agreement and in consideration of employment services to be rendered by the Participant to the Company and its subsidiaries, the Company hereby grants to the Participant 4,750,000 restricted stock units (the “Restricted Stock Units” or “RSUs”). Each Restricted Stock Unit entitles the Participant to a certain number of shares of Common Stock (as defined in the Plan), upon vesting, in accordance with the terms of this Agreement and Schedule 1 hereto.

(b)         This Award is being made and granted as a stand-alone award, separate and apart from, and outside of, the Plan, and shall not constitute an award granted under or pursuant to the Plan. Notwithstanding the foregoing, the terms, conditions and definitions set forth in the Plan (other than Section 11(i) of the Plan) shall apply to the Agreement and the Restricted Stock Units awarded hereunder as if the Restricted Stock Units had been granted under the Plan (including, without limitation, the provisions contained in Sections 10, 12(b), 12(f) and 12(i) of the Plan), and the Agreement shall be subject to such terms, conditions and definitions, which are hereby incorporated into this Agreement by reference (and any references to the Plan in this Agreement shall solely be interpreted to be references to the substance of the provisions of the Plan so incorporated, but shall not in any way imply or indicate that this Award was granted under the Plan). For the avoidance of doubt, the Restricted Stock Units awarded under this Agreement shall not be counted for purposes of calculating the aggregate number of shares of Common Stock that may be issued or transferred pursuant to awards under the Plan as set forth in Section 4(a) of the Plan. In the event of any inconsistency between the Plan and this Agreement, the terms of this Agreement shall control.

(c)         This Award is intended to constitute an “employment inducement grant” under NASDAQ Listing Rule 5635(c)(4), and consequently is intended to be exempt from the NASDAQ rules regarding shareholder approval of stock option and stock purchase plans. This Agreement and the terms and conditions of the RSUs shall be interpreted in accordance and consistent with such exemption.

2.           Vesting of Restricted Stock Units. Subject to Section 3, the Restricted Stock Units shall vest in accordance with the terms set forth in Schedule 1 attached hereto (and any applicable annexes thereto). Upon the vesting of any portion of the Award, as described in Schedule 1 attached hereto (and any applicable annexes thereto), the Company shall deliver for each Restricted Stock Unit that vests, the number of shares of Common Stock as is determined pursuant to Schedule 1 (and any applicable annexes thereto). The shares of Common Stock shall be delivered as soon as practicable following the applicable Vesting Date (as defined in Schedule 1), but in any case within 30 days after such date. Upon delivery of shares of Common Stock on or following a Vesting Date, the Restricted Stock Units related to such shares will immediately and automatically terminate and be of no further force or effect.

3.           Termination of Employment.

(a)         Upon the termination of the Participant’s employment with the Company and its subsidiaries for any reason, the Award, to the extent not yet vested, shall immediately and automatically terminate and be forfeited for no consideration; provided, however, that the Board may, in its sole and absolute discretion agree to accelerate the vesting of all or a portion of the Award, upon termination of employment or otherwise, for any reason or no reason, but shall have no obligation to do so.

(b)         For purposes of the Award, a termination of employment shall be deemed to have occurred on the date upon which the Participant ceases to perform active and continuous employment duties for the Company or its subsidiaries following the provision of any notification of termination or actual termination or resignation from employment, and without regard to any period of notice of termination of employment (whether expressed or implied) or any period of severance or salary continuation. Notwithstanding this Agreement or any other agreement (written or oral) to the contrary, the Participant shall not be entitled (and by accepting the Award, thereby irrevocably waives any such entitlement) to any payment or other benefit to compensate the Participant for the loss of any rights hereunder as a result of the termination or forfeiture of the Award in connection with any termination of employment. No amounts earned pursuant to the Award shall be deemed to be eligible compensation in respect of any other plan of the Company or any of its subsidiaries.

4.           No Assignment. Except as would have been otherwise expressly permitted under the Plan if this Award had been granted under the Plan, this Agreement may not be assigned by the Participant by operation of law or otherwise.

5.           No Rights to Continued Employment. The granting of this Award evidenced hereby and this Agreement shall impose no obligation on the Company or any of its affiliates to continue the employment or service of the Participant and shall not lessen or affect any right that the Company or any of its affiliates may have to terminate the service of such Participant. Except as otherwise agreed in writing, the Participant shall remain an “at will” employee.

6.           Governing Law. This Agreement will be governed by and interpreted and construed in accordance with the internal laws of the State of Delaware (without reference to principles of conflicts or choice of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and metrics.

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7.           Tax Obligations. As a condition to the granting of the Award and the vesting and settlement thereof, the Participant acknowledges and agrees that he/she is responsible for the payment of income and employment taxes (and any other taxes required to be withheld) payable in connection with the vesting and settlement of the Award. Accordingly, the Participant agrees to remit to the Company or any applicable subsidiary an amount sufficient to pay such taxes. Such payment shall be made to the Company or the applicable subsidiary of the Company in a form that is reasonably acceptable to the Company, as the Company may determine in its sole discretion, consistent with Section 11(e) of the Plan. Notwithstanding the foregoing (but subject to Section 11(e) of the Plan), the Company may, in its discretion, retain and withhold from delivery at the time of vesting or settlement that number of shares of Common Stock having a fair market value equal to the taxes owed by the Participant, which retained shares shall fund the payment of such taxes by the Company on behalf of the Participant. The Participant acknowledges that he or she is responsible for reviewing with his or her own tax advisors the federal, state, local and other tax consequences of the transactions contemplated by this Agreement. The Participant acknowledges that he or she is not relying on any statements or representations of the Company or any of its agents.

8.           Notices. Any notification required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or within three (3) days of deposit with the United States Postal Service or the local equivalent of the United States Postal Service, by registered or certified mail, with postage and fees prepaid. A notice shall be addressed to the Company, Attention: General Counsel, at its principal executive office and to the Participant at the address he most recently provided to the Company.

9.           Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

10.         Amendments. This Agreement may be amended or modified only by a written agreement signed by the Company and the Participant; provided, however, that the Board may amend or alter this Agreement and the Award granted hereunder at any time, to the extent such amendment or alternation would have otherwise been permitted under the terms of the Plan if this Award had been granted under the Plan.

11.         Authority. The Board has complete authority and discretion to interpret and construe the terms of this Agreement and Schedule 1 hereto. The determination of the Board as to any matter relating to the interpretation or construction of this Agreement and/or Schedule 1 hereto shall be final, binding and conclusive on all parties. All references in this Agreement to the “Board” shall mean the Board or a Committee or officers referred to in Section 3(c) of the Plan to the extent that the Board’s powers or authority under this Agreement have been delegated to such Committee or officers.

12.         Successors. This Agreement will bind and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, devisees, and legal representatives.

13.         Entire Agreement. Except as set forth herein, this Agreement supersede all prior agreements, whether written or oral and whether express or implied, between the Participant and the Company relating to the subject matter of this Agreement.

14.         Rights as a Stockholder. The Participant shall have no rights as a stockholder of the Company with respect to any shares of Common Stock underlying or relating to the Award (including, without limitation, rights to vote or dividends) until the issuance of a stock certificate to the Participant in respect of the Award (or such shares of Common Stock are evidenced through book entry) on or following the applicable Vesting Date.

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15.         Clawback. The Award (including any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt of the Award or upon the receipt or resale of Common Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

16.         Severability. The provisions of this Agreement are severable and if any one or more provisions are deemed to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

17.         Section 409A.

(a)         This Agreement is intended to comply with or be exempt from Section 409A of the Code (together with the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance issued after the Grant Date, “Section 409A”) and, to the extent applicable, this Agreement shall be interpreted in accordance with Section 409A.

(b)         If and to the extent (i) any portion of any payment, compensation or other benefit provided to the Participant pursuant to this Agreement in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A) (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

(c)         Notwithstanding any other provision of this Agreement, if at any time the Board determines that the Restricted Stock Units (or any portion thereof) may be subject to Section 409A, the Board shall have the right in its sole discretion (without any obligation to do so or to indemnify the Participant or any other person for failure to do so) to adopt such amendments to this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Board determines are necessary or appropriate for Restricted Stock Units to be exempt from the application of Section 409A or to comply with the requirements of Section 409A. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from the Participant or any other individual to the Company or any of its affiliates, employees or agents.

18.         Captions. The captions of the sections of this Agreement are for reference only and will not affect the interpretation or construction of this Agreement.

19.         Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will not be binding on either party unless and until signed by both parties.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement is effective as of the date first above written.

RIBBON COMMUNICATIONS INC.

By:	/s/ Richard Lynch
Name:	Richard Lynch
Title:	Director

Agreed and acknowledged as

of the date first above written:

/s/ Bruce McClelland
BRUCE MCCLELLAND

Schedule 1

The performance goals necessary to provide for the vesting of the RSUs will be based on the sustained achievement of a certain target closing price per share of the Common Stock as set forth in the table below (each such target, a “Target Stock Price”) during the applicable “Performance Period” (as set forth in the table defined below). The Company shall have been determined to achieve the Target Stock Price during any Performance Period and the applicable RSUs shall vest if and only if the closing price per share of the Common Stock equals or exceeds the applicable Target Stock Price for a period of twenty (20) consecutive trading days.

Upon achievement of the Target Stock Price during the applicable Performance Period (e.g., attainment of Target Stock Price of $7.50 during the First Performance Period), a number of RSUs will become vested as set forth in the table below and the Participant will receive a number of shares of Common Stock equivalent to the number of RSUs that become so vested.

(v) Performance Tranche	(w) Performance Period	(x) Value Awarded	(y) Target Stock Price	(z) Number of RSUs Eligible to Vest / Maximum Number of Shares of Common Stock Received[1] ((x) / (y))[2]
First Performance Tranche	Grant Date through September 1, 2021 (the “First Performance Period”)	$10,000,000	$7.50	1,333,333
Second Performance Tranche	Grant Date through September 1, 2022 (the “Second Performance Period”)	$15,000,000	$12.00	1,250,000
Third Performance Tranche	Grant Date through September 1, 2023	$25,000,000	$15.00	1,666,667
Fourth Performance Tranche	Grant Date through September 1, 2024	$10,000,000	$20.00	500,000
Aggregate Number of RSUs Granted / Aggregate Maximum Number of Shares of Common Stock Eligible to be Received				4,750,000

 1 In the event that any award would result in the distribution of a fractional share, such award will be rounded to the nearest whole share of Common Stock.

2 Represents the maximum number of shares eligible to be received, calculated as the Value Awarded divided by the Target Stock Price.

The vesting described above is herein referred to as “Target Stock Price Vesting”. Notwithstanding the foregoing, in the event that a Target Stock Price is not achieved on or before the conclusion of the applicable Performance Period and Target Stock Price Vesting does not occur, the applicable portion of the RSUs that have not vested in respect of such Performance Period (the “Prior Performance Period Unvested RSUs”) may still become vested as follows:

(A)       if, on the first business day following the end of the applicable Performance Period, such Prior Performance Period Unvested RSUs remain outstanding and the Look Back Percentage for such Performance Period exceeds zero percent (0%), then a number of the Prior Performance Period Unvested RSUs relating to such Performance Period equal to (i) the product of (x) the Value Awarded for such Performance Period (column x) and (y) the Look Back Percentage for such Performance Period, divided by (ii) the Target Stock Price for the Performance Period (column y) (rounded to the nearest share) shall become vested on the first business day following the end of such Performance Period (the vesting resulting from this subsection (A), the “Look Back Vesting”). For the avoidance of doubt, the Look Back Vesting shall only be applied to result in vesting of RSUs in respect of the applicable Performance Period and not for purposes of any RSUs in respect of prior Performance Periods (e.g., Look Back Vesting with respect to the Second Performance Tranche will in no event result in any vesting of any RSUs in respect of the First Performance Tranche); and

(B)        if (i) the higher Target Stock Price applicable to a subsequent Performance Period is achieved in such subsequent Performance Period or (ii) on the first business day following the end of a subsequent Performance Period, such Prior Performance Period Unvested RSUs remain outstanding and the Look Back Percentage for such subsequent Performance Period equals or exceeds fifty percent (50%), all Prior Performance Period Unvested RSUs for earlier Performance Period(s) that have not previously vested due to Look Back Vesting (the “Remaining Prior Performance Period Unvested RSUs”) shall become vested (the vesting resulting from this subsection (B)(i), “Catch-Up Target Vesting” and the vesting resulting from this subsection (B)(ii), the “Catch-Up Look Back Vesting”); provided that, in the event such Remaining Prior Performance Period Unvested RSUs become vested, the number of shares of Common Stock to be received upon vesting of such Remaining Prior Performance Period Unvested RSUs in a subsequent Performance Period will equal (a) the “Value Awarded” set forth above attributable to such Remaining Prior Performance Period Unvested RSUs divided by (b) the higher Target Stock Price applicable to such subsequent Performance Period. For the avoidance of doubt, “Value Awarded” attributable to any RSUs shall be the prorated portion of the Value Awarded described above (e.g., if 20% of the First Performance Tranche were Remaining Prior Performance Period Unvested RSUs, their allocable portion of the Value Awarded for the First Performance Tranche would equal $2,000,000 ($10,000,000 x 20%)).

For illustrative purposes, in the event that the Target Stock Price of $7.50 is not achieved in the First Performance Period and no Prior Performance Period Unvested RSUs vested as a result of Look Back Vesting for the First Performance Period, but the Target Stock Price of $12.00 is achieved in the Second Performance Period, then, upon attainment of the Target Stock Price in the Second Performance Period, the Participant would become vested in the RSUs applicable to both the First Performance Period and Second Performance Period and such RSUs would be settled in a total of 2,083,333 shares of Common Stock, consisting of (a) 833,333 shares of Common Stock in respect of the First Performance Tranche (i.e., a number of shares of Common Stock equal to the First Performance Period’s “Value Awarded” ($10,000,000 (column x)) divided by $12.00 (i.e., the achieved Target Stock Price (column y) in the Second Performance Period)) plus (b) in respect of the Second Performance Tranche, 1,250,000 shares of Common Stock (i.e., a number of shares of Common Stock equal to the Second Performance Period’s “Value Awarded” ($15,000,000 (column x)) divided by $12.00 (i.e., the achieved Target Stock Price (column y) in the Second Performance Period)).

Further, for illustrative purposes, in the event the Target Stock Price of $7.50 is not achieved in the First Performance Period, but 80% of the Prior Performance Period Unvested RSUs vest as a result of Look Back Vesting for the First Performance Period (i.e., 1,066,667 RSUs), and the Target Stock Price of $12.00 is achieved in the Second Performance Period, then, upon attainment of the Target Stock Price in the Second Performance Period, the Participant would become vested in the Remaining Prior Performance Period Unvested RSUs in respect of the First Performance Period and all RSUs applicable to the Second Performance Period and such RSUs would be settled in a total of 1,416,667 shares of Common Stock, consisting of (a) 166,667 shares of Common Stock in respect of Remaining Prior Performance Period Unvested RSUs in respect of the First Performance Period (i.e., a number of shares of Common Stock equal to the First Performance Period’s “Value Awarded” attributable to the Remaining Prior Performance Period Unvested RSUs ($2,000,000) divided by $12.00 (i.e., the achieved Target Stock Price in the Second Performance Period)) plus (b) in respect of the Second Performance Tranche, 1,250,000 shares of Common Stock (i.e., a number of shares of Common Stock equal to the Second Performance Period’s “Value Awarded” ($15,000,000 (column x)) divided by $12.00 (i.e., the achieved Target Stock Price (column y) in the Second Performance Period)).

Notwithstanding anything herein to the contrary, (a) in no event will any portion of the RSUs become vested after the first business day following September 1, 2024 (such business day, the “Expiration Date”) and any unvested RSUs as of the Expiration Date shall be automatically forfeited for no consideration; and (b) in the event of a Change in Control prior to September 1, 2024, (i) any outstanding and unvested RSUs shall be eligible to vest and be settled immediately prior to (but subject to) the consummation of such Change in Control as if the closing price per share of the Common Stock for each trading day during the period of twenty (20) consecutive trading days ending on the closing date of such Change in Control equaled the fair market value per share of the Common Stock as of the consummation of such Change in Control (which, in the event the shares of Common Stock are sold or otherwise acquired in exchange for cash or property, shall equal the fair market value of such cash or property received) (the “Change in Control Price”), (ii) in the event that any portion of the RSUs remain unvested following any vesting contemplated by subsection (i) above, then any outstanding and unvested RSUs for the Performance Period in which the Change in Control occurs (the “CIC Performance Period”) shall be eligible to vest and be settled immediately prior to (but subject to) the consummation of the Change in Control based on, and by, the application of the Look Back Vesting, provided that the Change in Control Price shall be deemed to represent the Average Trading Price (as defined below) for purposes of determining the Look Back Percentage (as defined below) for the CIC Performance Period, and (iii) in the event that any portion of the RSUs remain unvested following any vesting contemplated by subsection (i) and (ii) above, then any Prior Performance Period Unvested RSUs for Performance Periods prior to the CIC Performance Period shall be eligible to vest and be settled immediately prior to (but subject to) the consummation of the Change in Control based on, and by, the application of Catch-Up Look Back Vesting, provided that the Change in Control Price shall be deemed to represent the Average Trading Price for purposes of determining the Look Back Percentage for the CIC Performance Period, and (iv) any portion of the RSUs that remain unvested following any vesting contemplated by subsections (i),(ii) or (iii) above shall be automatically forfeited for no consideration as of the consummation of such Change in Control.

For purposes of this Schedule 1:

1.	“Average Trading Price” with respect to any Performance Period means the highest average closing price per share of Common Stock over any period of twenty (20) consecutive trading days ending in such Performance Period.

2.	“Look Back Percentage” with respect to any Performance Period shall mean the following (represented as a percentage): (a) (i) the Average Trading Price for such Performance Period minus (ii) 90% of the Target Stock Price for such Performance Period, divided by (b) 10% of the Target Stock Price; provided that the Look Back Percentage shall in no event exceed one hundred percent (100%).

3.	“Vesting Date” shall mean (a) with respect to Target Stock Price Vesting and Catch-Up Target Vesting, the last day of the twenty (20) consecutive trading day-period that results in such Target Start Price Vesting or Catch-Up Target Vesting; (b) with respect to any Look Back Vesting and Catch-Up Look Back Vesting with respect to any Performance Period, the first business day following the end of such Performance Period; and (c) with respect to CIC Vesting, the date of the applicable Change in Control.